Global X Funds
605 3rd Avenue, 43rd Floor
New York, NY 10158

December 15, 2025

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    RE:    Global X Funds (“Trust”)
File Nos. 333-151713, 811-22209

Dear Sir or Madam:

I am writing on behalf of the Trust, pursuant to Rule 477 under the Securities Act of 1933, as amended, to request the consent of the U.S. Securities and Exchange Commission (the “Commission”) to the withdrawal of the post-effective amendment (the “Amendment”) to the Trust’s registration statement on Form N-1A filed with EDGAR on submission type 485APOS, which was accepted via the EDGAR system on December 15, 2025 (Accession No. 0001432353-25-000609). The first page of the Amendment incorrectly indicated that it was being filed pursuant to Rule 485(a)(2). The correct citation is Rule 485(a)(1). This Form AW is being filed to withdraw the Amendment to correct that error. The Trust represents that no securities were issued or sold pursuant to the Amendment.

Therefore, the Trust respectfully requests the Commission’s consent to the withdrawal of the Amendment (Accession No. 0001432353-25-000609) filed under the EDGAR submission type 485APOS.
If you have any questions, or require anything further regarding this request, please contact me at (646) 214-6522.

Sincerely,

/s/ Margaret Mo
Margaret Mo
Associate General Counsel